UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Incorporation by Reference

This Report on Form 6-K and Exhibit 23.2 hereto are hereby incorporated by reference into the Registration Statement on Form F-3 (No. 333-266391) of Banco Bilbao Vizcaya Argentaria, S.A., filed with the Securities and Exchange Commission on July 29, 2022.

Exhibit Index

Exhibit	Description of Exhibit

23.2	Consent of Ernst & Young, S.L.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Ignacio Echevarría Soriano
Name:	Ignacio Echevarría Soriano
Title:	Authorized Representative

Date: September 11, 2023